

Banco de Chile
Earnings Report 4Q19 and FY2019

Key Highlights

'The recently ended year was challenging, since we had to cope with the slowdown that affected the local economy, triggered by a subdued investment across all economic sectors and, later on, by the effect of demonstrations of social unrest that took place in the 4Q19. Also, the global economy was hit by the U.S.-China trade war, which translated into additional headwinds for the Chilean economy. Despite this environment, Banco de Chile demonstrated its resilience and managed to defy the gloom by reaching a net income of Ch$147 Bn. in the 4Q19 and Ch$593 Bn. in the FY2019, which support ROAE levels of ~17-18%. Based on this performance we continued to be the most profitable local bank for its shareholders as of December 2019 by ranking first in both net income and ROAE while maintaining far distance from our peers.

During the 4Q19, most of the core business drivers behaved positively. Customer income, for instance, continued to steer our top line by growing 13% YoY, fostered by fee-income generated by some of our subsidiaries, a solid performance of our Sales & Structuring unit and a consistent expansion of our loan book. These trends enabled us to more than offset the impact of increased volatility on certain market factors and flattened yield curves both resulting in lower non-customer income. In terms of OpEx, the recurrent cost base increased moderately while we incurred extraordinary expenses to address the damage suffered in branches and ATMs amid the social turmoil. For the same reason, loan loss provisions peaked in the 4Q19, given spikes of short and long delinquency in October, which is a sensitive input for our models. Nonetheless, thanks to our effective collection procedures and a special focus on this matter, short delinquency returned to normal levels in December.

Regarding the FY2019, our bottom line remained almost flat YoY. In light of the hurdles we faced in 2019, we believe this is a great achievement. Once again, steadily growing core revenues enabled us to afford temporary increases in cost of risk, OpEx and taxes. Our solid top line is the result of a consistent strategy that has leveraged on the competitive strengths we have been able to develop over time.

Looking forward, we know the outlook for 2020 is challenging, particularly due to some reforms that are in the pipeline. From the business perspective, however, we are confident that both the capabilities we have built over the last decade and ongoing initiatives that pursue to promote efficiency and productivity through digital transformation should allow us to perform over peers'.

Eduardo Ebensperger-CEO

#1 Net Income and ROAE	BCH ranked first in the industry in net income in both the 4Q19 and the FY2019 by reaching Ch$147 Bn. and Ch$593 Bn., respectively.
+12% YoY increase in Customer Income	Customer income continues to grow steadily by advancing 12% in 2019 and 13% YoY in the 4Q19, supporting our income generating capacity.
+18% YoY increase in Demand Deposits	Our funding base continued to benefit from a leading position in DDAs backed by an 18% YoY increase in balances.

Financial Snapshot 2019
(In billions of Ch$)

Net Income


-0.3%
595
169.7
(28.5)
(65.9)
(63.3)
(14.0)
593
Customer Income
Non-customer Income
Loan Loss Prov.
Op. Expenses
Income tax & Others
2018
2019

Ratios	2019	4Q19
ROAE	17.5%	16.9%
NIM	4.2%	4.3%
LLP / Avg. Loans	1.2%	1.4%
Efficiency Ratio	45.2%	44.7%
TIER I Ratio	10.9%	10.9%

Green Bond
BCH issued its first Green Bond in 2019 (US$ 48 million)

Best Digital Bank in Chile
Global Finance 2019

#1 Corporate Reputation
in the Banking Industry over the last 10 years Merco-2019

Best Annual Report
In the Financial and Banking Sector Deva-2019

Ch$1,678 Bn.
Annual Origination of Mortgage Loans in 2019 (+34.8% YoY)

Ch$3,005 Bn.
Annual Origination of SME Loans in 2019 (+12.3% YoY)

#1 in Net Income
Banchile Stock Brokerage ranked first[1] in 2019

#1 in AUM
Banchile Mutual Funds held a market share of 23.6% as of December 2019

#1 in NPS
BCH ranked first in Service Quality among main peers in 2019

(1) Including the whole market and not only subsidiaries of local banks.

Financial Snapshot 4Q19

(In billions of Ch$)

Operating Revenues

$530


4Q19
530
3Q19
502
4Q18
506

→ **Operating revenues** increased Ch$23.5 Bn. YoY. This advance was fostered by a solid performance shown by customer income, posting a Ch$47.6 Bn. YoY increase, equivalent to a 12.9% growth. This increment overshadowed the Ch$24.1 Bn. YoY decline in non-customer income, principally associated with higher results of CVA/DVA registered in the 4Q18.

Provisions for Loan Losses

$101


4Q19
101
3Q19
89
4Q18
61

→ Our **loan loss provisions** went up Ch$40.1 Bn. during the 4Q19. The main reason behind this increment was an increase in delinquency, which in turn was influenced by the aftermaths of the events witnessed since October 2019 that translated into net credit quality deterioration. Loan growth was also a driver for higher provisions. Both effects were partly offset by the decrease on LLPs due to Ch$ depreciation.

Operating Expenses

$237


4Q19
237
3Q19
222
4Q18
220

→ **Operating expenses** recorded an increment of Ch$16.4 Bn. in the 4Q19 (7.5%), mainly attributable to non-recurrent bonuses granted to the personnel and expenses related to damage and repairs of infrastructure. These factors explained the increase in the efficiency ratio from 43.5% in the 4Q18 to 44.7% in the 4Q19.

Net Income

$147


4Q19
147
3Q19
152
4Q18
162

→ In the 4Q19, our **net income** reached Ch$147.1 Bn., decreasing Ch$14.4 Bn. when compared to the 4Q18. This reduction was mainly explained by a YoY increase in LLPs –in line with a widespread behavior within the Chilean banking industry– and higher OpEx. These figures were partly counterbalanced by the YoY increase posted by our top line during the quarter.

Total Loans

$30,019


4Q19
30,019
3Q19
29,564
4Q18
27,914

→ Our **Total Loans** amounted Ch$30,019 Bn. as of Dec19, which denotes a YoY increase of 7.5%. On the whole, mortgage loans steered loan growth by showing double digit rates. On the other hand, the slowdown in economic activity and confidence indicators resulted in YoY growths of 2.2% in consumer loans and 5.5% in commercial loans, which was particularly concentrated in SMEs.

Economic Outlook



GDP Growth
(YoY)
3.6
1.5
1.9
3.3
-1.9
4Q18
1Q19
2Q19
3Q19
4Q19e



CPI & Unemployment Rate
(YoY, %)
6.7
6.9
7.1
7.0
7.0
2.6
2.0
2.3
2.1
3.0
4Q18
1Q19
2Q19
3Q19
4Q19
CPI
Unemployment



Loan Growth(1,2)
(12m% change as of Dec19, in real terms)
7.7%
7.2%
6.8%
6.4%
7.8%
7.4%
7.3%
6.8%
7.1%
6.3%
5.7%
4.8%
8.0%
7.2%
7.1%
6.2%
8.3%
7.2%
7.1%
4.3%(3)
4Q18
1Q19
2Q19
3Q19
4Q19
Total Loans
Commercial
Mortgage
Consumer

(1) Figures do not include operations of subsidiaries abroad.
(2) 12-month real growth adjusted by the effect of the consolidation of CMR and Presto credit card loans for months before Dec-18.
(3) 2.5% adjusted by the effect of the acquisition of Santander Consumer Chile by Santander.

The dynamism of the Chilean economy was dented by the social unrest started in October 2019. As a consequence of the damage to public and private infrastructure and deteriorated expectations, the GDP posted a drop of 1.9% YoY in the 4Q19, after expanding 3.3% YoY in the 3Q19. Several figures show the contraction was largely attributable to lowered activity non-mining sectors, such as retail and services. All in all, the economy is likely to have grown 1.2% in 2019, below the 2.5% expected before October.

In order to address social demands, the reconstruction of damaged infrastructure and the weaker activity, the Finance Ministry announced diverse countercyclical measures. Thus, the fiscal spending is expected to rise 9.8% (in real terms) this year, well above the 3.0% set in the budget discussed before October. Accordingly, the fiscal deficit is expected to reach 4.0% of GDP in 2020. Yet, part of this deterioration would be temporary, as an important portion of the additional spending will be oriented to infrastructure.

Over the last months we have also seen a sharp increase in FX volatility, which translated into a Ch$ depreciation of up to 17% between October and November. However, the Chilean peso strengthened once the Central Bank set an intervention equivalent to US$20Bn. The government's decision to finance an important part of the fiscal deficit with charge to sovereign wealth funds and external debt will also contribute to quell FX volatility by creating further US$ inflows into the local economy.

The inflation posted a tempered increase in the 4Q19, despite subdued growth, due to the depreciation of the Chilean peso. Specifically, the CPI went up 3.0% YoY, achieving the policy target for the first time since 2018. This normalization has left room for the Central Bank to maintain the reference rate at 1.75%, with a neutral bias.

All of the above has been internalized by the market consensus. According to the Central Bank survey, analysts reduced their GDP forecasts for 2019 to 1.0%, although they expect a recovery in 2020, to 2.5%. As for inflation, however, they have lifted their estimates for 2020 to 3.2% (from former 2.9%) This apparent decoupling is mostly explained by the depreciation of the Chilean peso.

Regarding the banking industry, it posted a 7.1% annual real growth in total loans as of Dec19. This change was boosted by the performance of mortgage loans rising 8.3% real, which have kept a strong demand – according to the credit survey conducted by the Chilean Central Bank– as long-term interest rates continued to remain at attractive levels in 2019. Instead, commercial and consumer loans were affected by the current economic and social landscape, which resulted in a more restrictive credit offer and lower demand from SMEs and individuals. Therefore, both lending products posted a 12-month real growth of 7.2% and 4.3%, respectively.

In regards to the bottom line, the system reached a net income of Ch$2,744.9 Bn. in 2019, equivalent to a Ch$301.4 Bn. (+12.3%) increase when compared to 2018. This was a result of operating revenues increasing Ch$1,687.2 Bn. in the same period, explained by higher net interest income in the industry as a whole. This effect was counterbalanced by: (i) higher loan loss provisions by Ch$751.3 Bn., as a result of changes in credit risk models (group-based risk matrix for commercial loans) and higher provisions due to the weak economic scenario, and (ii) an advance in OpEx of Ch$ 566.5 Bn. mainly associated with personnel expenses. Last but not least, income tax increased Ch$75.0 Bn. as of Dec19.

Operating Revenues

Operating Revenues
(In billions of Ch$)

	Quarters 4Q18	Quarters 4Q19	Year End Dec-18	Year End Dec-19
Net Interest Income	339.5	365.3	1,319.9	1,369.4
Net Fees and Commissions	88.9	119.1	360.0	457.3
Net Financial Operating Income	83.3	24.9	139.9	116.4
Foreign Exchange Transactions	-24.3	12.3	2.7	30.9
Other Operating Income	18.9	8.1	50.9	40.5
Total	**506.2**	**529.7**	**1,873.3**	**2,014.5**

Customer / Non Customer Income
(In billions of Ch$)



+4.6%
506
137
370
445
61
384
538
136
402
502
89
413
530
114
416
4Q18
1Q19
2Q19
3Q19
4Q19
Customer Income
Non-Customer Income

Operating Margin
Operating Revenues/Avg. Interest Earning Assets



6.49%
5.59%
6.67%
6.07%
6.18%
5.34%
5.05%
5.61%
5.43%
5.42%
BCH
Industry
4Q18
1Q19
2Q19
3Q19
4Q19

During the 4Q19 our operating revenues grew 4.6% YoY, equivalent to Ch$23.5 Bn. This behavior was largely attributable to the expansion of Ch$47.6 Bn. (12.9% YoY) in customer income, which offset the decline of Ch$24.1 Bn. in non-customer income.

Main effects explaining these changes were, as follows:

- Higher YoY income from fees by Ch$30.1 Bn. due to: (i) an increment of Ch$20.0 Bn. in insurance brokerage explained by fees received from the joint venture and written premiums rising 10.3% YoY, (ii) a Ch$7.2 Bn. YoY increase in transactional services coming from both credit cards (Ch$4.0 Bn.) and ATMs (Ch$3.3 Bn.), and (iii) higher gains from mutual funds management of Ch$1.9 Bn. based on AUM growing 18.2% YoY.
- A YoY expansion of Ch$16.4 Bn. in the contribution of our UF net asset exposure explained by a 0.93% UF increment in the 4Q19, which positively compared to the 0.76% UF rise posted in the 4Q18.
- Income from loans growing Ch$13.6 Bn. YoY (or 6.7%), mainly supported by loan growth of 7.5% YoY. Particularly, residential mortgage loans continued to show a solid upward trend, reaching an annual increase of 14.4%.
- A slight YoY increment of Ch$1.9 Bn. in the contribution of DDAs to our funding driven by a 13.9% increase in average balances that mitigated a sharp drop in local interest rates.

The aforementioned factors were counterbalanced by:

- Higher and positive results from CVA/DVA for derivatives in the 4Q18 by Ch$21.0 Bn. mostly owing to the recognition of DVA.
- Lower other operating income by Ch$10.8 Bn. YoY mainly influenced by a Ch$6.3 Bn. reimbursement in the 4Q18 due to insurance claims.
- A Ch$5.5 Bn. YoY decline in revenues coming from ALM due to the effect of more flattened yield curves.
- Lower income from our USD hedging position by Ch$3.0 Bn. YoY as a result of a 3.2% Ch$ depreciation in the 4Q19 as compared to the 5.6% Ch$ depreciation seen in the 4Q18.

On a YTD basis, the top line posted a solid increase of 7.5% from Ch$1,873.3 Bn. in 2018 to Ch$2,014.5 Bn. in 2019. This behavior was largely explained by customer income growing Ch$169.7 Bn. YoY (11.7%). The main causes for these movements were: (i) an increase of Ch$97.3 Bn. in fee-income driven by both insurance brokerage and transactional services, (ii) a Ch$43.7 Bn. growth in income from loans supported by loan growth that compensated a slight decrease in overall lending spreads, (iii) higher financial income from subsidiaries by Ch$22.1 Bn. YoY fostered by our Securities Brokerage company that benefited from higher revenues from fixed-income, (iv) a positive impact of Ch$20.7 Bn. from DDAs on funding thanks to the increase in average balances and higher (on average) foreign interest rates, and (v) a higher contribution of our Trading and Structuring units by Ch$14.6 Bn. during the year due to favorable changes in local and off-shore interest rates and derivative transactions carried out by corporate clients, respectively. These effects were partly offset by: (i) higher CVA/DVA charges by Ch$35.3 Bn., (ii) a decline in other operating income of Ch$10.3 Bn. mainly as a result of the release of non-credit related allowances during 2018, and (iii) FX impact on our USD hedging position declining Ch$5.4 Bn. as compared to 2018 as a result of a lower Ch$ depreciation.

Fourth Quarter Results

Loan Loss Provisions & Allowances

Loan Loss Provisions & Allowances
(In billions of Ch$)

	Quarters		Year End	
	4Q18	4Q19	Dec-18	Dec-19
Loan Loss Allowances				
Initial Allowances	**-602.0**	**-655.6**	**-558.2**	**-607.1**
Charge-offs	73.9	82.9	292.9	313.2
Sales of Loans	1.5	0.0	2.1	2.5
Provisions established, net	-80.5	-112.8	-344.0	-394.1
Final Allowances	**-607.1**	**-685.4**	**-607.1**	**-685.4**
Provisions Established	-80.5	-112.8	-344.0	-394.1
Prov. Financial Guarantees	-0.7	0.3	2.0	-1.2
Additional Provisions	0.0	0.0	0.0	0.0
Recoveries	19.9	11.0	60.6	48.0
Loan Loss Provisions	**-61.4**	**-101.5**	**-281.4**	**-347.3**

Credit Quality Ratios	4Q18	4Q19	Dec-18	Dec-19
Allowances / Total loans	2.17%	2.28%	2.17%	2.28%
Allowances / Total Past Due	1.99x	1.64x	1.99x	1.64x
Provisions / Avg. Loans	0.90%	1.37%	1.07%	1.21%
Charge-offs / Avg. Loans	1.08%	1.12%	1.11%	1.09%
Total Past Due / Total Loans	1.09%	1.39%	1.09%	1.39%
Recoveries / Avg. Loans	0.29%	0.15%	0.23%	0.17%

Provisions / Average Loans


1.17%
1.27%
1.15%
1.41%
1.88%
0.90%
1.15%
0.96%
1.23%
1.37%
BCH
Industry
4Q18
1Q19
2Q19
3Q19
4Q19

Total Past Due / Total Loans


1.97%
1.95%
1.98%
1.94%
1.92%
1.96%
1.15%
1.09%
1.18%
1.12%
1.17%
1.39%
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
BCH
Industry

Loan loss provisions registered a YoY increment of Ch$40.1 Bn., from Ch$61.4 Bn. in the 4Q18 to Ch$101.5 Bn. in the 4Q19, largely concentrated in the retail banking segment (Ch$36.4 Bn. YoY). As the rest of the Chilean banking system, in the 4Q19 we experienced the aftermaths of the social unrest in terms of credit risk. In this regard, many economic sectors were damaged and others forced to work partially for nearly a month, which put pressure on risk expenses. Thus, main factors explaining this YoY growth were:

- A YoY increase of Ch$32.4 Bn. in LLPs associated with a net credit quality deterioration caused by a spike in total delinquency in October. This upswing was the outcome of the social turmoil that took place during the last quarter, affecting at an industry level, as revealed by the 1.88% LLP ratio posted by the system. Even though long delinquency (>90 days) continued to increase during the quarter (1.39% in the 4Q19), total past due loans decreased as a consequence of lower short delinquency (1-89 days) achieved by means of a more focused collection process on both personal and SME banking in November and December. All things considered, the net credit quality deterioration was largely concentrated in the retail banking segment, which explained Ch$26.9 Bn. The remaining amount was linked to the wholesale banking segment, growing Ch$5.5 Bn. YoY, due to three corporate customers.
- A Ch$9.7 Bn. YoY increase related to loan growth (volume and mix effects). This was focused on retail banking, which explained Ch$9.5 Bn., certainly aligned with the 11.2% YoY increase in average balances posted by this segment. The remaining Ch$0.2 Bn. relied on the wholesale banking segment owing to tempered loan growth.

These effects were slightly counterbalanced by a positive FX impact on our USD denominated loan loss allowances by Ch$2.0 Bn. YoY, given the lower Ch$ depreciation seen in the 4Q19 (3.2%) as compared to the figure posted a year ago (5.6%).

As a result of the above, the LLPs to average loans ratio increase from 0.90% in the 4Q18 to 1.37% in the 4Q19. However, as mentioned, credit quality deteriorated across the industry, which allowed us –once again– to remain well below the ratio of 1.88% reached by the system.

On a YTD basis, our LLPs posted an increase of Ch$65.9 Bn., mostly affected by the deterioration seen in the 4Q19. The causes of this decline may be detailed as:

- A net credit deterioration of Ch$60.1 Bn. given the same drivers evidenced for the 4Q19, mainly concentrated in the retail banking segment, which contributed with Ch$38.1 Bn. to this figure.
- Loan growth (volume and mix effects) increasing Ch$33.4 Bn., almost totally explained by a Ch$33.1 Bn. rise in the retail banking segment based on average loan balances that grew 11.0% as of Dec19.

Both effects were somehow offset by:

- A lower one-time effect in 2019 as compared to 2018 associated with upgrades and implementations of revised credit risk models and the adoption of a standardized group-based risk matrix for commercial loans concentrated in the retail banking segment. All of these factors resulted into a total effect of Ch$24.1 Bn.
- A decline of Ch$3.6 Bn. in risk expenses explained by the effect of FX changes on our USD denominated loan loss allowances, as a consequence of the 8.4% Ch$ depreciation in 2019 as compared to the 12.7% Ch$ depreciation in 2018.

Based on the aforementioned, the LLPs to average loans ratio increased from 1.07% as of Dec18 to 1.21% as of Dec19, which significantly beats the industry's ratio.

Operating Expenses

Operating Expenses
(In billions of Ch$)

	Quarters		Year End	
	4Q18	**4Q19**	**Dec-18**	**Dec-19**
Personnel expenses	-116.6	-131.5	-442.6	-475.6
Administrative expenses	-89.1	-81.5	-331.5	-329.7
Depreciation and Amort.	-9.8	-18.7	-37.7	-70.5
Impairments	-0.3	-1.5	-0.3	-2.6
Other Oper. Expenses	-4.5	-3.6	-35.7	-32.6
Total Oper. Expenses	**-220.3**	**-236.7**	**-847.7**	**-911.0**

Additional Information

Op. Exp. / Op. Rev.	43.5%	44.7%	45.3%	45.2%
Op. Exp. / Avg. Assets	2.5%	2.3%	2.5%	2.4%
Headcount (#)	13,831	13,562	13,831	13,562
Branches (#)	390	359	390	359

Efficiency Ratio
Operating Expenses/Operating Revenues


52.6%
51.3%
47.3%
47.8%
49.2%
49.7%
43.5%
43.0%
44.2%
44.7%
BCH
Industry
4Q18
1Q19
2Q19
3Q19
4Q19

During the 4Q19, our OpEx registered a YoY expansion of Ch$16.4 Bn., equivalent to 7.5%. The main underlying causes behind this outcome were, as follows:

- Personnel expenses increasing Ch$14.9 Bn., from Ch$116.6 Bn. in the 4Q18 to Ch$131.5 Bn. in the 4Q19, which denoted a 12.8% YoY increment. This increase was mostly explained by: (i) higher bonuses by Ch$8.6 Bn. YoY granted to the staff because of their commitment to the Bank's customers during the events occurred in the 4Q19, (ii) an increment of Ch$5.7 Bn. in severance payments highly influenced by organizational restructuring, and (iii) a YoY rise of Ch$1.6 Bn. in salaries driven by the effect of inflation.
- A YoY rise of Ch$8.9 Bn. in depreciations and amortizations. Yet, when adjusting by the accounting effect of the adoption of IFRS 16 in Jan19, this line-item would have increased by only Ch$0.8 Bn.
- A YoY rise of Ch$1.2 Bn. in impairments, associated with the aftermaths of October 18th events on branches and ATMs.

These factors were partly counterbalanced by:

- Lower administrative expenses by Ch$7.6 Bn., representing a YoY decrease of 8.5% when compared to the 4Q18. If we adjust by the accounting effect mentioned above (IFRS 16), it would have increased Ch$0.4 Bn. only. The recurrent behaviour was mostly explained by: (i) a YoY growth of Ch$7.7 Bn. in fixed-assets-related expenses in the 4Q19, mainly as a result of repairs on buildings and ATMs given the damage suffered during October 2019, and (ii) a YoY increment of Ch$3.2 Bn. in IT and Communication expenses due to higher disbursements in software licencing and the development of internal IT projects, in line with our digital transformation strategy. These effects were partially offset by: (i) a YoY drop in marketing expenses by Ch$6.0 Bn. and (ii) an annual reduction of Ch$4.6 Bn. in outsourced services, explained by a non-recurrent disbursement associated with the early termination of external salesforce contracts in the 4Q18, lowering the basis for comparison.
- Other operating expenses dwindling Ch$0.9 Bn. YoY, influenced by: (i) an annual decrease in allowances on cross border loans (as a result of a lower Ch$ depreciation in this quarter as compared to the 4Q18), and (ii) lower expenses related to assets received lieu of payment.

As a consequence of the increase in OpEx, our efficiency ratio increased from 43.5% in the 4Q18 to 44.7% in the 4Q19. Nevertheless, this figure continued to positively compare to the industry's ratio.

On a YTD basis, OpEx increased from Ch$847.7 Bn. in the 2018 to Ch$911.0 Bn. in 2019, equivalent to 7.5%. This behavior was explained by: (i) personnel expenses growing Ch$33.0 Bn. YoY driven by a combination of higher severance payments (Ch$15.2 Bn.), a rise in salaries (Ch$10.0 Bn.) due to inflation and benefits negotiated with staff, and higher bonuses (Ch$8.4 Bn.) for the same reasons mentioned for the 4Q19, (ii) depreciation and amortization expenses increasing Ch$32.9 Bn. (Ch$4.4 Bn. if we adjust by the effect of IFRS 16) and (iii) impairments growing Ch$2.2 Bn. These effects were somehow counterbalanced by a decrease in administrative expenses of Ch$1.8 Bn.

Results by Business Segments

Income before Income Tax Contribution by Business Segment (%)


7.9%
4.9%
43.2%
4Q19
44.0%
Retail Banking
Wholesale Banking
Treasury
Subsidiaries

Income before Income Tax Change by Business Segment
(In billions of Ch$)


-14.4%
225
12
34
84
95
192
15
9
85
83
4Q18
4Q19
Subsidiaries
Treasury
Wholesale Banking
Retail Banking

During the 4Q19, our income before income tax totalled Ch$192.5 Bn., denoting a YoY drop when compared to the Ch$225.0 Bn. posted in the 4Q18. Unlike previous quarters, the Wholesale Banking segment represented the main portion of this figure, by concentrating 44.0% of the pre-tax income. The Retail Banking segment, instead, was affected by the hike in provisions during 4Q19. As a result, the segment explained a 43.2% of the pre-tax income in the 4Q19, below the levels reached in the last two quarters. Lastly, our subsidiaries and Treasury represented a 7.9% and a 4.9%, respectively.

Main factors of each segment explaining this performance were, as follows:

- The bottom line of the Wholesale Banking segment amounted Ch$84.7 Bn., representing an increment of Ch$1.0 Bn. (1.2%) when compared to a year ago. This was a result of higher operating revenues by Ch$5.7 Bn., which in turn was caused by: (i) a YoY increase in income from loans backed by slightly higher lending spreads and a tempered growth in loan balances, and (ii) the positive contribution of demand deposits to our funding. This YoY improvement was partly counterbalanced by a rise in loan loss provisions by Ch$3.8 Bn. due to the net credit quality deterioration of some corporate clients. To a lesser extent, OpEx dropped Ch$0.7 Bn. YoY.
- As for the Retail Banking segment, the bottom line showed an annual decrease of Ch$11.8 Bn. from Ch$94.9 Bn. in the 4Q18 to Ch$83.1 Bn. in the 4Q19. This was clearly a consequence of a Ch$36.4 Bn. increase in loan loss provisions, explained by: (i) a net credit deterioration fostered by a spike in overdue loans at an industry level during October that was gradually reversed in November and December, and (ii) higher LLPs owing to the effect of loan growth. Along with this, operating expenses posted a YoY rise of Ch$13.2 Bn. mainly as a consequence of repairs of buildings and ATMs. These effects were somehow offset by a YoY advance of Ch$36.6 Bn. in operating revenues, explained by: (i) higher gains from fees and commissions by Ch$28.7 Bn. boosted by insurance brokerage and transactional services, and (ii) a YoY expansion in income from loans.
- Subsidiaries increasing pre-tax income from Ch$11.9 in the 4Q18 to Ch$15.3 Bn. in the 4Q19, denoting a Ch$3.3 Bn. YoY increase (+27.8%). This growth had to do with: (i) a YoY increment in Investment Banking due to higher business activity, (ii) higher gains from Securities Brokerage that benefited from foreign currency brokerage and (iii) greater revenues from our Mutual Funds subsidiary backed by a YoY growth of 18.2% in Assets Under Management.
- Lastly, our Treasury segment reached Ch$9.4 Bn. in income before income tax, declining Ch$24.9 Bn. when compared to the 4Q18. This result was mainly influenced by: (i) higher revenues coming from CVA/DVA for derivatives during the 4Q18 due to the beginning of recognition of DVA, and (ii) a decrease in revenues from the management of our AFS portfolio as a result of lowered positions and exposure to interest rates amid a scenario of historically low interest rates. These effects were partly offset by a YoY increase in revenues from Trading, owing to the higher volatility in both FX and interest rates seen during the 4Q19.

Loan Portfolio



Loans by Segment
(In Billions of Ch$ and %)
7.5%
1.5%
27,914
29,564
30,019
-1.2%
+3.1%
Wholesale
Retail
10,652
10,966
10,836
36%
17,263
18,597
19,183
64%
4Q18
3Q19
4Q19
Retail
Wholesale



Market Share in Loans(1)
17.9%
17.8%
17.5%
17.4%
17.0%(2)
16.9%
16.9%
17.2%
17.0%
17.2%
16.8%
16.8%
16.9%
16.8%
16.5%(2)
16.7%
16.6%
16.7%
16.4%
16.0%
4Q18
1Q19
2Q19
3Q19
4Q19
Total Loans
Commercial loans
Mortgage loans
Consumer Loans

(1) Excluding operations of subsidiaries abroad.
(2) Market share in consumer and total loans are 17.3% and 16.6%, respectively, when adjusting by the effect of the acquisition of Santander Consumer Chile by Santander.

Our loan portfolio reached Ch$30,019.5 Bn. as of December 31, 2019, representing a 7.5% YoY expansion and a 1.5% QoQ (6.3% annualized). Most of this expansion was related to mortgage loans, which have continued to post steady growth in both balances (14.4% YoY) and quarterly originations (64.5% YoY). The overall loan growth was the outcome of a combination of factors, including: (i) a weak economic landscape, as reflected by the Monthly Economic Activity Indicator (IMACEC) over the last months, and –on the opposite– the effect of FX fluctuations on our loan book.

At a segment level, Retail Banking loans amounted to Ch$19,183.0 Bn. as a whole, supporting an increase of 11.1% when compared to Dec18. This advance mainly relied on:

- Personal banking loans increasing 11.4% YoY and, more importantly, 3.5% QoQ increment (14.6% annualized). This behavior was mostly influenced by mortgage loans, which recorded a YoY growth of Ch$1,155.4 Bn. (14.4%). Accordingly, quarterly originations of mortgage loans peaked to Ch$697.7 Bn. in the 4Q19, in line with a backdrop of interest rates that still remain at low levels while promoting demand for housing and appetite for refinancing long-term loans. On the other hand, as revealed by credit survey conducted after the events of October by the Central Bank, demand for consumer loans was affected by the aftermaths of social unrest witnessed during the last quarter, declining its quarterly origination by 10.4% YoY. All in all, consumer loans totalled Ch$4,532.3 Bn. as of Dec19 (+2.2% YoY).
- A YoY expansion of Ch$381.1 Bn. on SMEs total loans, mainly explained by an 11.0% YoY increase in commercial loans fostered by an increment in quarterly loan origination of 11.4% YoY. Loan balances were largely favoured by commercial credits growing 16.2% YoY, Trade Finance rising 16.1% YoY and leasing loans improving 10.1%. All of these figures allowed us to more than compensate the YoY decline in factoring loans.

The Wholesale Banking segment posted a slight increase of 1.7% YoY in total loans, while dropping 1.2% in a QoQ basis. The behaviour of this segment was the result of mixed factors:

- A significant slowdown in demand for loans from corporations, which is the core business of this segment, representing. In this regard, subdued private investment all over 2019 and, more recently, demonstrations that followed the social unrest affected the business sentiment and willingness to make investment decisions by companies. As a result, this segment posted a decrease of Ch$138.5 Bn. YoY (2.0%) in loans. It is worth noting that the overall drop in demand for loans was partly counterbalanced by: (i) the Real Estate and Construction banking unit that managed to grow by expanding 10% YoY, promoted by the dynamism of the housing market that decoupled from the rest of the economy, and (ii) the Multinational and Infrastructure banking unit, which recorded a 9% increase in total loans when compared to Dec18, given specific transactions settled during the first three quarters of the year.
- On the opposite, the Middle Market continued to perform positively by advancing 8.5% YoY total loans. This evolution had to do with an expansion of 20.2% YoY in commercial credits, particularly in Foreign Trade and Factoring loans, in conjunction with lower growth in other lending products.

Aligned with the upswing in mortgage loan balances, the market share in this product increased 40bp. YoY, posting a 17.2% market share in the 4Q19. However, the figure posted by total loans fell to 16.5% mainly as a consequence of YoY drops in commercial and consumer loans that reached 16.0% and 17.0% respectively. Market share in consumer loans was partly affected by the acquisition of an auto-financing company by Santander Chile (amounting to Ch$481 Bn.).

Funding & Capital

Annualized Cost of Funding by Currency (1)

(As of Dec31, 2019)



2.6%
2.0%
2.6%
2.3%
2.9%
1.9%
3.6%
3.7%
3.0%
2.5%
BCH
Bank 2
Bank 3
Bank 4
Industry Ex BCH
Local Currency
Foreign Currency

(1) Excludes the effect of results from hedge accounting.

Funding by Type of Lender



16%
Dic19
48%
36%
Financial Lenders
Retail Lenders
Non-Financial Lenders

Capital Adequacy Ratios



(65)bp
(32)bp
(21)bp
+23bp
9.2%
8.6%
8.3%
7.9%
11.1%
10.9%
13.9%
14.1%
Dec-18
Dec-19
Shareholders Equity
Tier I (Basic Capital)
Tier I (Basic Capital)
(BIS Ratio) Total Capital
Assets
Assets
RWA
RWA

Funding Structure

In 2019, we posted an average cost of funds –in local currency– of 2.6%. This figure certainly allowed us to maintain once again a leading position within the local banking industry in term of cost of funding, which was a result of the following factors:

- An 18.2% YoY increase in total DDA balances, reaching Ch$11,326 as of Dec19. This solid advance was reflected on the 22.6% market share posted within the industry (excluding operations of subsidiaries abroad) as of Dec19. Furthermore, as a result of our aim to reinforce our penetration of personal banking, we held a market share of 26.5% in DDAs in this segment as of December 31, 2019, ranking first within the industry by far distance.
- A 36% of our total funding came from retail lenders as of December 31, 2019, which provides us with a stable source of funding through DDAs and TDs. The 30-day moving average renewal rate of retail TDs of ~75% supports this figure.
- Regarding long-term debt, we continued to take advantage of opportunities within the local industry and overseas. During 2019, we exploited downward trends in local interest rates and yield curves to place long-term debt at attractive spreads over benchmarks. In this context, we placed senior bonds by ~Ch$1,142 Bn. in 2019 (mostly UF-denominated), with maturities ranging from two to thirteen years. Also, we carried out eight long-term placements by ~Ch$323 Bn. during 2019 in overseas markets such as Norway, Hong Kong, Japan, Australia and Peru. Lastly, we placed subordinated bonds by ~Ch$215 Bn. almost at the same spreads than senior bonds, which certainly helped us to reduce our costs.

Capital Adequacy

Our equity amounted Ch$3,528.2 Bn. as of December 31, 2019, which represented an increment of Ch$224.1 Bn. when compared to a year ago. The main factors behind this increment may be summarized as follows:

- Nearly Ch$153 Bn. YoY growth in retained earnings due to the 30% retention of the net distributable earnings obtained in 2018.
- Reserves increasing Ch$85.7 Bn. YoY (13.9%) when compared to the 4Q18 as a result of the effect of inflation on our shareholders' equity.

These factors were counterbalanced by a decline in other equity accounts of approximately Ch$17 Bn. that may be explained lower gains from marking-to-market of derivatives held for cash flow hedge accounting by Ch$27.4 Bn. YoY as a consequence of lower UF interest rates and higher foreign interest rates. This impact was partly counterbalanced by the positive impact of fair value adjustments on our AFS portfolio by Ch$10.0 Bn. as credit spreads has remained slightly below than previous year's levels.

As for capital adequacy, owing to the solid YoY expansion of our loan portfolio during 2019, our Tier I Ratio (on RWA) decreased from 11.1% in the 4Q18 to 10.9% in the 4Q19. Nevertheless, thanks to the placement of nearly Ch$215 Bn. in subordinated bonds during 2019 –which increased our Tier2 capital–, the Bank's BIS Ratio enhanced from 13.9% in the 4Q18 to 14.1% in the 4Q19, equivalent to a 23bp. YoY improvement.

All in all, our capital indicators continued to remain well above the regulatory thresholds.

Consolidated Statement of Income

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

	Quarters				% Change		Year Ended			% Change
	4Q18 MCh$	3Q19 MCh$	4Q19 MCh$	4Q19 MUS$	4Q19/4Q18	4Q19/3Q19	Dec-18 MCh$	Dec-19 MCh$	Dec-19 MUS$	Dec-19/Dec-18
Interest revenue and expense										
Interest revenue	525,359	509,719	570,243	758.4	8.5 %	11.9 %	1,999,551	2,111,645	2,808.5	5.6 %
Interest expense	(185,890)	(172,726)	(204,961)	(272.6)	10.3 %	18.7 %	(679,640)	(742,270)	(987.2)	9.2 %
Net interest income	**339,469**	**336,993**	**365,282**	**485.8**	**7.6 %**	**8.4 %**	**1,319,911**	**1,369,375**	**1,821.3**	**3.7 %**
Fees and commissions										
Income from fees and commissions	128,516	155,244	154,257	205.2	20.0 %	(0.6) %	505,114	589,172	783.6	16.6 %
Expenses from fees and commissions	(39,581)	(32,642)	(35,201)	(46.8)	(11.1) %	7.8 %	(145,159)	(131,870)	(175.4)	(9.2) %
Net fees and commissions income	**88,935**	**122,602**	**119,056**	**158.3**	**33.9 %**	**(2.9) %**	**359,955**	**457,302**	**608.2**	**27.0 %**
Net Financial Operating Income	**83,278**	**48,048**	**24,930**	**33.2**	**(70.1) %**	**(48.1) %**	**139,856**	**116,409**	**154.8**	**(16.8) %**
Foreign exchange transactions, net	**(24,330)**	**(13,829)**	**12,324**	**16.4**	**-**	**-**	**2,701**	**30,886**	**41.1**	**1,043.5 %**
Other operating income	**18,864**	**8,099**	**8,103**	**10.8**	**(57.0) %**	**0.0 %**	**50,860**	**40,548**	**53.9**	**(20.3) %**
Total Operating Revenues	**506,216**	**501,913**	**529,695**	**704.5**	**4.6 %**	**5.5 %**	**1,873,283**	**2,014,520**	**2,679.3**	**7.5 %**
Provisions for loan losses	(61,353)	(88,692)	(101,467)	(135.0)	**65.4 %**	**14.4 %**	(281,410)	(347,274)	(461.9)	**23.4 %**
Operating revenues, net of provisions for loan losses	**444,863**	**413,221**	**428,228**	**569.5**	**(3.7) %**	**3.6 %**	**1,591,873**	**1,667,246**	**2,217.4**	**4.7 %**
Operating expenses										
Personnel expenses	(116,568)	(115,209)	(131,463)	(174.8)	12.8 %	14.1 %	(442,577)	(475,599)	(632.5)	7.5 %
Administrative expenses	(89,076)	(81,908)	(81,474)	(108.4)	(8.5) %	(0.5) %	(331,477)	(329,705)	(438.5)	(0.5) %
Depreciation and amortization	(9,778)	(17,219)	(18,657)	(24.8)	90.8 %	8.4 %	(37,681)	(70,541)	(93.8)	87.2 %
Impairments	(316)	(201)	(1,532)	(2.0)	384.8 %	662.2 %	(334)	(2,555)	(3.4)	665.0 %
Other operating expenses	(4,519)	(7,243)	(3,575)	(4.8)	(20.9) %	(50.6) %	(35,655)	(32,604)	(43.4)	(8.6) %
Total operating expenses	**(220,257)**	**(221,780)**	**(236,701)**	**(314.8)**	**7.5 %**	**6.7 %**	**(847,724)**	**(911,004)**	**(1,211.6)**	**7.5 %**
Net operating income	**224,606**	**191,441**	**191,527**	**254.7**	**(14.7) %**	**0.0 %**	**744,149**	**756,242**	**1,005.8**	**1.6 %**
Income attributable to affiliates	299	1,521	956	1.3	219.7 %	(37.1) %	7,255	6,450	8.6	(11.1) %
Income before income tax	**224,905**	**192,962**	**192,483**	**256.0**	**(14.4) %**	**(0.2) %**	**751,404**	**762,692**	**1,014.4**	**1.5 %**
Income tax	(63,383)	(40,762)	(45,337)	(60.3)	**(28.5) %**	**11.2 %**	(156,531)	(169,683)	(225.7)	**8.4 %**
Net Income for the period	**161,522**	**152,200**	**147,146**	**195.7**	**(8.9) %**	**(3.3) %**	**594,873**	**593,009**	**788.7**	**(0.3) %**
Non-Controlling interest	-	-	1	0.0	-	-	1	1	-	-
Net Income attributable to bank's owners	**161,522**	**152,200**	**147,145**	**195.7**	**(8.9) %**	**(3.3) %**	**594,872**	**593,008**	**788.7**	**(0.3) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 751.9 per US$1.00 as of December 31, 2019. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

ASSETS	Dec-18 MCh$	Sep-19 MCh$	Dec-19 MCh$	Dec-19 MUS$	% Change Dec-19/Dec-18	% Change Dec-19/Sep-19
Cash and due from banks	880,081	1,650,317	2,392,166	3,181.6	171.8 %	45.0 %
Transactions in the course of collection	580,333	631,110	584,672	777.6	0.7 %	(7.4) %
Financial Assets held-for-trading	1,745,366	1,783,121	1,872,355	2,490.2	7.3 %	5.0 %
Receivables from repurchase agreements and security borrowings	97,289	86,864	142,329	189.3	46.3 %	63.9 %
Derivate instruments	1,513,947	2,544,156	2,786,215	3,705.7	84.0 %	9.5 %
Loans and advances to Banks	1,494,307	984,651	1,139,433	1,515.4	(23.7) %	15.7 %
Loans to customers, net						
Commercial loans	15,430,492	16,181,776	16,284,109	21,657.9	5.5 %	0.6 %
Residential mortgage loans	8,047,708	8,880,650	9,203,061	12,240.2	14.4 %	3.6 %
Consumer loans	4,436,122	4,501,112	4,532,300	6,028.1	2.2 %	0.7 %
Loans to customers	**27,914,322**	**29,563,538**	**30,019,470**	**39,925.9**	**7.5 %**	**1.5 %**
Allowances for loan losses	(607,099)	(655,561)	(685,418)	(911.6)	12.9 %	4.6 %
Total loans to customers, net	**27,307,223**	**28,907,977**	**29,334,052**	**39,014.3**	**7.4 %**	**1.5 %**
Financial Assets Available-for-Sale	1,043,440	1,332,299	1,357,846	1,805.9	30.1 %	1.9 %
Financial Assets Held-to-maturity	-	-	-	-	-	-
Investments in other companies	44,561	49,169	50,758	67.5	13.9 %	3.2 %
Intangible assets	52,061	54,769	58,307	77.5	12.0 %	6.5 %
Property and Equipment	215,872	220,018	220,262	293.0	2.0 %	0.1 %
Leased assets	-	153,758	150,665	200.4	-	(2.0) %
Current tax assets	677	802	357	0.5	(47.3) %	(55.5) %
Deferred tax assets	277,922	316,035	320,948	426.9	15.5 %	1.6 %
Other assets	673,380	732,302	862,968	1,147.7	28.2 %	17.8 %
Total Assets	**35,926,459**	**39,447,348**	**41,273,333**	**54,893.5**	**14.9 %**	**4.6 %**

LIABILITIES & EQUITY	Dec-18 MCh$	Sep-19 MCh$	Dec-19 MCh$	Dec-19 MUS$	% Change Dec-19/Dec-18	% Change Dec-19/Sep-19
Liabilities						
Current accounts and other demand deposits	9,584,488	10,039,396	11,326,133	15,063.8	18.2 %	12.8 %
Transactions in the course of payment	335,575	449,454	352,121	468.3	4.9 %	(21.7) %
Payables from repurchase agreements and security lending	303,820	194,372	308,734	410.6	1.6 %	58.8 %
Saving accounts and time deposits	10,656,174	10,726,131	10,856,618	14,439.3	1.9 %	1.2 %
Derivate instruments	1,528,357	2,655,431	2,818,121	3,748.1	84.4 %	6.1 %
Borrowings from financial institutions	1,516,759	1,651,038	1,563,277	2,079.2	3.1 %	(5.3) %
Debt issued	7,475,552	8,803,492	8,813,414	11,721.8	17.9 %	0.1 %
Other financial obligations	118,014	154,259	156,229	207.8	32.4 %	1.3 %
Lease liabilities	-	149,409	146,013	194.2	-	(2.3) %
Current tax liabilities	20,924	52,228	76,289	101.5	264.6 %	46.1 %
Deferred tax liabilities	-	-	-	-	-	-
Provisions	670,119	599,755	684,663	910.6	2.2 %	14.2 %
Other liabilities	412,524	548,426	643,498	855.9	56.0 %	17.3 %
Total liabilities	**32,622,306**	**36,023,391**	**37,745,110**	**50,201.0**	**15.7 %**	**4.8 %**
Equity of the Bank's owners						
Capital	2,418,833	2,418,833	2,418,833	3,217.0	-	-
Reserves	617,597	703,190	703,272	935.4	13.9 %	-
Other comprehensive income	(39,222)	(84,148)	(56,601)	(75.3)	44.3 %	(32.7) %
Retained earnings from previous periods	17,481	170,171	170,171	226.3	873.5 %	-
Income for the period	594,872	445,863	593,008	788.7	(0.3) %	33.0 %
Provisions for minimum dividends	(305,409)	(229,953)	(300,461)	(399.6)	(1.6) %	30.7 %
Non-Controlling Interest	1	1	1	-	-	-
Total equity	**3,304,153**	**3,423,957**	**3,528,223**	**4,692.5**	**6.8 %**	**3.0 %**
Total Liabilities & Equity	**35,926,459**	**39,447,348**	**41,273,333**	**54,893.5**	**14.9 %**	**4.6 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 751.9 per US$1.00 as of December 31, 2019. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

Key Performance Ratios	Quarter 4Q18	Quarter 3Q19	Quarter 4Q19	Year Ended Dec-18	Year Ended Sep-19	Year Ended Dec-19
Earnings per Share (1) (2)						
Net income per Share (Ch$)	1.60	1.51	1.46	5.89	4.41	5.87
Net income per ADS (Ch$)	319.79	301.34	291.33	1,177.77	882.75	1,174.07
Net income per ADS (US$)	0.46	0.41	0.39	1.70	1.21	1.56
Book value per Share (Ch$)	32.71	33.89	34.93	32.71	33.89	34.93
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3)(4)						
Net Interest Margin	4.36%	4.08%	4.26%	4.36%	4.13%	4.17%
Net Financial Margin	5.11%	4.49%	4.70%	4.83%	4.59%	4.62%
Fees & Comm. / Avg. Interest Earnings Assets	1.14%	1.48%	1.39%	1.19%	1.39%	1.39%
Operating Revs. / Avg. Interest Earnings Assets	6.49%	6.07%	6.18%	6.19%	6.11%	6.13%
Return on Average Total Assets	1.82%	1.60%	1.43%	1.74%	1.62%	1.57%
Return on Average Equity	19.80%	17.84%	16.94%	18.70%	17.68%	17.49%
Capital Ratios						
Equity / Total Assets	9.20%	8.68%	8.55%	9.20%	8.68%	8.55%
Tier I (Basic Capital) / Total Assets	8.26%	8.01%	7.94%	8.26%	8.01%	7.94%
Tier I (Basic Capital) / Risk-Wighted Assets	11.13%	10.86%	10.92%	11.13%	10.86%	10.92%
Total Capital / Risk- Weighted Assets	13.91%	14.15%	14.14%	13.91%	14.15%	14.14%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.09%	1.17%	1.39%	1.09%	1.17%	1.39%
Allowance for Loan Losses / Total Past Due	198.70%	189.27%	163.67%	198.70%	189.27%	163.67%
Impaired Loans / Total Loans to Customers	2.81%	2.78%	2.95%	2.81%	2.78%	2.95%
Loan Loss Allowances / Impaired Loans	77.33%	79.87%	77.37%	77.33%	79.87%	77.37%
Loan Loss Allowances / Total Loans to Customers	2.17%	2.22%	2.28%	2.17%	2.22%	2.28%
Loan Loss Provisions / Avg. Loans to Customers (4)	0.90%	1.23%	1.37%	1.07%	1.15%	1.21%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	43.51%	44.19%	44.69%	45.25%	45.41%	45.22%
Operating Expenses / Average Total Assets (3) (4)	2.48%	2.33%	2.30%	2.48%	2.44%	2.41%
Balance Sheet Data (1)(3)						
Avg. Interest Earnings Assets (million Ch$)	31,176,868	33,066,941	34,259,953	30,248,884	32,378,592	32,848,933
Avg. Assets (million Ch$)	35,469,545	38,122,722	41,076,701	34,238,254	36,793,843	37,864,558
Avg. Equity (million Ch$)	3,262,531	3,413,353	3,474,362	3,181,824	3,363,309	3,391,073
Avg. Loans to customers (million Ch$)	27,408,664	28,907,883	29,705,551	26,368,003	28,417,560	28,739,558
Avg. Interest Bearing Liabilities (million Ch$)	19,583,989	20,837,376	21,907,073	18,763,742	20,358,381	20,745,554
Risk-Weighted Assets (Million Ch$)	29,695,298	31,525,612	32,307,336	29,695,298	31,525,612	32,307,336
Additional Data						
Exchange rate (Ch$/US$)	693.60	728.66	751.88	693.60	728.66	751.88
Employees (#)	13,831	13,694	13,562	13,831	13,694	13,562
Branches (#)	390	378	359	390	378	359

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 751.9 per US$1.00 as of December 31, 2019. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Summary of differences between Chile GAAP and IFRS

The most significant differences are as follows:

- Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 "Business Combinations". Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.
- Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS 9 "Financial instruments" allowances for loan losses should be calculated on a discounted basis under the "expected credit loss" model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not.
- Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 "Non-current assets held for sale and Discontinued operations". In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired.
- Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward - Looking Information

The information contained herein incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts

Pablo Mejia
Head of Investor Relations
Investor Relations | Banco de Chile
☎ (56-2) 2653.3554
pmejiar@bancochile.cl

Daniel Galarce
Head of Financial Control
Financial Control Area | Banco de Chile
☎ (56-2) 2653.0667
dgalarce@bancochile.cl